McKercher McKercher & Whitmore

BARRISTERS AND SOLICITORS

02 JUL 19 AM 10:56

82-3899

02042723

July 17, 2002

Reply To: **Mike Petrescue**
E-mail: **m.petrescue@mckercher.ca**

U.S. Securities and Exchange Commission
Office of International Finance
450 - 5th Street N.W., Mail Stop 3-7
Washington, DC 20549

VIA COURIER

SUPPL

Dear Sir/Madam:

Re: International Road Dynamics Inc.

Please find enclosed the following documentation in respect of the above-referenced corporation which have also been filed with the required securities regulators in Canada:

1. Second Quarter Financial Statement for period ending August 31, 2001;
2. Confirmation of mailing second quarter financial statements;
3. BC Form 51-901 F.
4. Management's Discussion and Analysis

If you require any additional information or clarification, please contact Gordon S. Wyant of this office.

Yours truly,

McKercher McKercher & Whitmore

Per:

Mike Petrescue

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

dlw 7/22

MTP/cck

Enclosures: as listed above

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet

May 31, 2002, with comparative figures for November 30, 2001

"Unaudited"

02 JUL 19 AM 10:52

	May 31 2002	November 30 2001
Assets		
Current assets:		
Cash	$ 378,592	$ 395,657
Accounts receivable	12,794,439	12,376,268
Inventory	1,807,230	1,682,386
Investment tax credits recoverable	2,359,000	2,114,000
Prepaid expenses and deposits	335,616	263,882
	17,674,877	16,832,193
Deferred project costs	362,922	458,766
Capital assets	3,420,469	2,424,623
Intangible assets	382,544	417,732
	$ 21,840,812	$ 20,133,314
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 2,816,437	$ 2,304,602
Accounts payable and accrued liabilities	2,504,958	2,608,315
Deferred revenue	463,000	497,000
Future income taxes	2,719,500	2,129,500
Current portion of long-term debt	210,000	200,000
	8,713,895	7,739,417
Long-term debt - net	422,378	539,629
Deferred revenue	457,321	577,886
Future income taxes	137,000	137,000
	9,730,594	8,993,932
Shareholders' Equity:		
Share capital	11,346,604	11,114,860
Retained earnings	763,614	24,522
	12,110,218	11,139,382
	$ 21,840,812	$ 20,133,314

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Earnings and Deficit
"Unaudited"

	Three months ended May 31		Six months ended May 31	
	2002	2001	2002	2001
Sales	$ 7,551,480	$ 7,409,324	$ 13,850,587	$ 12,843,611
Cost of sales	4,708,142	4,763,973	8,650,026	8,315,591
	2,843,338	2,645,351	5,200,561	4,528,020
Administrative and marketing expenses	1,680,849	1,349,491	3,106,134	2,463,065
Operating earnings	1,162,489	1,295,860	2,094,427	2,064,955
Research and development	255,316	230,038	426,087	464,883
Earnings before undernoted items	907,173	1,065,822	1,668,340	1,600,072
Other expenses (income)				
Amortization	158,800	127,740	304,696	255,480
Interest on short-term debt	41,760	37,914	75,591	78,084
Interest on long-term debt	12,219	15,372	25,285	40,614
Investment tax credits recovered	-	(200,000)	-	(200,000)
Interest and other income	(33,237)	(9,715)	(67,684)	(62,360)
	179,542	(28,689)	337,888	111,818
Net earnings for the period before income taxes	727,631	1,094,511	1,330,452	1,488,254
Provision for income taxes	325,000	471,000	590,000	641,000
Net earnings for the period after income taxes	402,631	623,511	740,452	847,254
Retained Earnings (Deficit), beginning of period	360,983	(1,742,738)	24,522	(1,944,948)
Shares repurchased in excess of book value	-	(3,745)	(1,360)	(25,278)
Retained Earnings (Deficit), end of period	$ 763,614	$ (1,122,972)	$ 763,614	$ (1,122,972)
Earnings per share - basic	$ 0.03	$ 0.05	$ 0.06	$ 0.07
- diluted	$ 0.03	$ 0.05	$ 0.05	$ 0.06

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows
"Unaudited"

	Three months ended May 31		Six months ended May 31	
	2002	2001	2002	2001
Cash provided by (used in):				
Operations:				
Net earnings	$ 402,631	$ 623,511	$ 740,452	$ 847,254
Items not involving cash:				
Amortization	158,800	127,740	304,696	255,480
Deferred project costs amortized	48,932	43,810	95,844	87,235
Issue of common shares for expenses	16,149	22,995	30,691	59,870
Provision for future income taxes	325,000	471,000	590,000	641,000
Change in non-cash working capital:				
Accounts receivable	(438,616)	(2,542,890)	(418,171)	25,014
Investment tax credits recoverable	(130,000)	(275,000)	(245,000)	(325,000)
Inventory	99,311	(429,457)	(124,844)	(521,437)
Prepaid expenses and deposits	(108,645)	50,547	(71,734)	(66,320)
Accounts payable and accrued liabilities	390,382	1,170,692	(103,357)	388,318
Deferred revenue	(113,029)	-	(154,565)	(80,670)
	650,915	(737,052)	644,012	1,310,744
Financing:				
Net short-term loans	(210,454)	1,444,382	511,835	191,122
Issuance (repayment) of long-term debt	(54,452)	(155,303)	(107,251)	(211,455)
Issue share capital	46,477	600	206,166	35,599
	(218,429)	1,289,679	610,750	15,266
Investing:				
Additions to land and buildings	(580,593)	(175,000)	(763,273)	(175,000)
Additions to capital equipment	(433,239)	(146,346)	(501,269)	(249,456)
Additions to intangible assets	(812)	(8,991)	(812)	(16,995)
Repurchase share capital	-	(38,396)	(6,473)	(324,391)
	(1,014,644)	(368,733)	(1,271,827)	(765,842)
Increase (decrease) in cash	(582,158)	183,894	(17,065)	560,168
Cash, beginning of period	960,750	514,312	395,657	138,038
Cash, end of period	$ 378,592	$ 698,206	$ 378,592	$ 698,206
Supplemental cash flow disclosure:				
Interest paid	$ 54,355	$ 53,871	$ 100,246	$ 121,336

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Consolidated Financial Statements
For the Six Months Ended May 31, 2002, with comparative figures for November 30, 2001
"Unaudited"

1. **Significant accounting policies**

   These interim financial statements are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual financial statements as of November 30, 2001.

2. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2001	12,861,646	11,114,860
Shares issued in exchange for expenses	24,270	30,691
Shares issued for employee stock options exercised	312,467	206,150
Shares repurchased and returned to treasury	(5,900)	(5,097)
	13,192,483	11,346,604

   There are currently 1,865,600 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $2.75 per share.

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED May 31, 2002

DATE OF REPORT 02/06/19
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	02/06/24
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

Sharon Parker	Sharon Parker	02/06/24
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

BC FORM 51-901F
(previously Form 61)

SCHEDULE A: FINANCIAL STATEMENTS

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet
May 31, 2002, with comparative figures for November 30, 2001
"Unaudited"

	May 31 2002	November 30 2001
Assets		
Current assets:		
Cash	$ 378,592	$ 395,657
Accounts receivable	12,794,439	12,376,268
Inventory	1,807,230	1,682,386
Investment tax credits recoverable	2,359,000	2,114,000
Prepaid expenses and deposits	335,616	263,882
	17,674,877	16,832,193
Deferred project costs	362,922	458,766
Capital assets	3,420,469	2,424,623
Intangible assets	382,544	417,732
	$ 21,840,812	$ 20,133,314
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 2,816,437	$ 2,304,602
Accounts payable and accrued liabilities	2,504,958	2,608,315
Deferred revenue	463,000	497,000
Future income taxes	2,719,500	2,129,500
Current portion of long-term debt	210,000	200,000
	8,713,895	7,739,417
Long-term debt - net	422,378	539,629
Deferred revenue	457,321	577,886
Future income taxes	137,000	137,000
	9,730,594	8,993,932

Shareholders' Equity:		
Share capital	11,346,604	11,114,860
Retained earnings	763,614	24,522
	12,110,218	11,139,382
	$ 21,840,812	$ 20,133,314

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Earnings and Deficit
"Unaudited"

	Three months ended May 31		Six months ended May 31	
	2002	2001	2002	2001
Sales	$ 7,551,480	$ 7,409,324	$ 13,850,587	$ 12,843,611
Cost of sales	4,708,142	4,763,973	8,650,026	8,315,591
	2,843,338	2,645,351	5,200,561	4,528,020
Administrative and marketing expenses	1,680,849	1,349,491	3,106,134	2,463,065
Operating earnings	1,162,489	1,295,860	2,094,427	2,064,955
Research and development	255,316	230,038	426,087	464,883
Earnings before undernoted items	907,173	1,065,822	1,668,340	1,600,072
Other expenses (income)				
Amortization	158,800	127,740	304,696	255,480
Interest on short-term debt	41,760	37,914	75,591	78,084
Interest on long-term debt	12,219	15,372	25,285	40,614
Investment tax credits recovered	-	(200,000)	-	(200,000)
Interest and other income	(33,237)	(9,715)	(67,684)	(62,360)
	179,542	(28,689)	337,888	111,818
Net earnings for the period before income taxes	727,631	1,094,511	1,330,452	1,488,254
Provision for income taxes	325,000	471,000	590,000	641,000
Net earnings for the period after income taxes	402,631	623,511	740,452	847,254
Retained Earnings (Deficit), beginning of period	360,983	(1,742,738)	24,522	(1,944,948)
Shares repurchased in excess of book value	-	(3,745)	(1,360)	(25,278)
Retained Earnings (Deficit), end of period	$ 763,614	$ (1,122,972)	$ 763,614	$ (1,122,972)

Earnings per share - basic	$ 0.03	$ 0.05	$ 0.06	$ 0.07
- diluted	$ 0.03	$ 0.05	$ 0.05	$ 0.06

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows
"Unaudited"

	Three months ended May 31		Six months ended May 31	
	2002	2001	2002	2001
Cash provided by (used in):				
Operations:				
Net earnings	$ 402,631	$ 623,511	$ 740,452	$ 847,254
Items not involving cash:				
Amortization	158,800	127,740	304,696	255,480
Deferred project costs amortized	48,932	43,810	95,844	87,235
Issue of common shares for expenses	16,149	22,995	30,691	59,870
Provision for future income taxes	325,000	471,000	590,000	641,000
Change in non-cash working capital:				
Accounts receivable	(438,616)	(2,542,890)	(418,171)	25,014
Investment tax credits recoverable	(130,000)	(275,000)	(245,000)	(325,000)
Inventory	99,311	(429,457)	(124,844)	(521,437)
Prepaid expenses and deposits	(108,645)	50,547	(71,734)	(66,320)
Accounts payable and accrued liabilities	390,382	1,170,692	(103,357)	388,318
Deferred revenue	(113,029)	-	(154,565)	(80,670)
	650,915	(737,052)	644,012	1,310,744
Financing:				
Net short-term loans	(210,454)	1,444,382	511,835	191,122
Issuance (repayment) of long-term debt	(54,452)	(155,303)	(107,251)	(211,455)
Issue share capital	46,477	600	206,166	35,599
	(218,429)	1,289,679	610,750	15,266
Investing:				
Additions to land and buildings	(580,593)	(175,000)	(763,273)	(175,000)
Additions to capital equipment	(433,239)	(146,346)	(501,269)	(249,456)
Additions to intangible assets	(812)	(8,991)	(812)	(16,995)
Repurchase share capital	-	(38,396)	(6,473)	(324,391)
	(1,014,644)	(368,733)	(1,271,827)	(765,842)
Increase (decrease) in cash	(582,158)	183,894	(17,065)	560,168
Cash, beginning of period	960,750	514,312	395,657	138,038
Cash, end of period	$ 378,592	$ 698,206	$ 378,592	$ 698,206

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Consolidated Financial Statements
For the Six Months Ended May 31, 2002, with comparative figures for November 30, 2001
"Unaudited"

1. **Significant accounting policies**

These interim financial statements are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual financial statements as of November 30, 2001.

2. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2001	12,861,646	11,114,860
Shares issued in exchange for expenses	24,270	30,691
Shares issued for employee stock options exercised	312,467	206,150
Shares repurchased and returned to treasury	(5,900)	(5,097)
	13,192,483	11,346,604

There are currently 1,865,600 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $2.75 per share.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

	Six Months Ended May 31, 2002	Three Months Ended May 31, 2002
Cost of Goods Sold		
Materials	4,445,736	2,423,084
Labour - ESS	2,223,754	1,155,338
Subcontract	622,530	334,730
Travel	889,536	483,898
Freight And Customs	348,279	239,850
Royalties	8,095	7,138
Other Expenses	16,252	15,172
Amortized Project Costs	95,844	48,932
	8,650,026	4,708,142

Administrative and Marketing Expenses

Salaries And Benefits	1,225,861	639,937
Travel	328,081	200,345
Telephone And Utilities	265,574	132,667
Advertising and Promotion	228,565	124,425

Medical Insurance	152,039	86,933
General Office	170,573	85,606
Rent And Maintenance	123,372	65,423
Insurance - Property, Liability	120,014	65,786
Public Co. Relations & Fees	98,174	80,047
Professional Fees	96,248	31,661
Directors Fees And Travel	45,139	13,936
Agents Commissions	37,693	31,273
Training And Quality Assurance	27,841	11,428
Warranty	186,960	111,382
	3,106,134	1,680,849

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

Common shares issued:

To directors for fees:

Date	Shares	Price	Proceeds
April 5, 2002	11,138	$1.45	$ 16,150

For cash consideration on exercise of employee stock options:

Date	Shares	Price	Proceeds
April 1, 2002	1,500	$0.91	$ 1,365
April 2, 2002	43,250	$0.60	$ 25,950
April 8, 2002	22,250	$0.60	$ 13,350
April 8, 2002	7,000	$0.91	$ 6,370
April 9, 2002	4,000	$0.60	$ 2,400
April 15, 2002	1,000	$0.60	$ 600
May 6, 2002	2,000	$0.60	$ 1,200
May 15, 2002	2,000	$0.60	$ 1,200

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date
April 30, 2002	Bill Hattan	20,000	$1.60	June 30, 2005

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,192,483 common shares.

(c) the following employee incentive options were outstanding:

Number of Shares Optioned	Exercise Price Per Share	Expiry Date
469,100	$0.60	November 30, 2002
20,000	$0.60	November 30, 2003
8,000	$0.75	November 30, 2003
40,000	$0.76	March 20, 2003
122,000	$0.91	November 30, 2003
15,000	$1.00	November 30, 2003
10,000	$1.10	November 30, 2002
90,000	$1.10	November 30, 2003
17,000	$1.10	May 31, 2004
161,500	$1.18	February 28, 2004
100,000	$1.25	November 30, 2002
66,000	$1.36	November 30, 2004
205,000	$1.50	November 30, 2002
322,000	$1.56	November 30, 2004
20,000	$1.60	June 30, 2005
15,000	$2.15	November 30, 2002
85,000	$2.33	November 30, 2002
100,000	$2.75	November 30, 2002

(d) as at May 31, 2002 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan	Terry Bergan
Sharon Parker	Janice MacKinnon
Jim Aronitz	Harvey Alton
Ray Harris	Mike Walton

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Sales for the quarter were $7.55 million, compared to $7.41 million in last year's second quarter. For the first six months of fiscal 2002 sales were $13.85 million compared to sales in the first six months of 2001 of $12.84 million. Gross margins continued to improve in the second quarter, rising to 37.7% of sales compared to 37.4% in the first quarter of this year and 35.7% in the second quarter of last year. Gross margins for the six months ended May 31, 2001 were 37.5% compared to 35.3% for the first six months of 2001.

The increase in gross margins this fiscal year is due to an increase in sales of higher-margin products and software engineering services, and a lower level of OEM products and subcontracted services that are integrated into IRD's systems and passed on to customers at lower margin. IRD manufactured products and IRD engineering services and software sales combined represented 62% of total revenues to date in 2002 compared to 52% of revenues for the first six months of 2001. OEM products and subcontracted services accounted for 13% of total revenues to date in 2002 compared to 28% of revenues for the first six months of 2002. Service revenues have increased in

2002 as a result of new contracts in Oklahoma and California and this has also contributed to the overall increase in gross margins.

IRD is also gaining increased gross margins by improving operational efficiencies, however the mix of sales between proprietary products and services and subcontracted work has a significant impact on overall sales margins. The outlook for the balance of the year indicates that a larger amount of subcontracted construction services will be integrated into IRD projects in the third and fourth quarters and this will result in higher revenues with lower overall gross margins for those quarters.

Following is breakdown of IRD's sales by geographic segment:

	Three Months ended May 31		Six Months Ended May 31	
	2002	2001	2002	2001
Canada	670,839	227,114	818,684	479,221
United States	5,940,822	6,977,462	11,144,782	11,666,894
Offshore	939,819	204,748	1,887,121	697,497
	7,551,480	7,409,324	13,850,587	12,843,612

Administrative and marketing expenses were $1,680,849 in the second quarter of 2002 compared to $1,349,491 in the second quarter of 2001. For the six months ended May 31, 2002 administrative and marketing expenses were $3,106,134 compared to $2,463,065 for the first six months of 2001. The increase in these overhead expenses is the result of increased staff, salaries and travel expenses associated with expansion of the Company's marketing efforts, both domestically and abroad. This year the Company established a liaison office with two employees in Delhi, India, a sales and rental operation in Lansing, Michigan, and introduced a new driver management system product to the market.

The company has also experienced an increase in insurance costs this year as a result of both an increase in sales and operations and an overall increase in market rates of insurance.

Research and development expenditures increased 11.0% in the second quarter to $255,316 from $230,038 in the second quarter of 2001. For the first six months of the year research and development expenditures of $426,087 is a 8.3% decrease from the same period of 2001. The decrease to date this year is the result of a $120,000 increase in the provision for recoverable investment tax credits.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $907,173 in the quarter and $1,668,340 in the first six months of the year compared to $1,065,822 and $1,600,072 in the comparable quarter and six-month periods last year.

Amortization charges grew in the second quarter to $158,800 from $127,740 in the second quarter of last year and to $304,696 for the first six months compared to $255,480 for the first six months of last year. This is the result of additions that have been made in the past year to the fleet of service vehicles, computer equipment, and furniture added in the building expansion.

Interest charges incurred by the Company on its credit facility are about the same this year as last year. Lower market rates were offset by higher use of the facility in 2002. In the first half of this year the Company has used its credit facility to finance construction of the building expansion. A mortgage increase of approximately $800,000 will be drawn down in the third quarter of this year. As the Company continues to pay down long-term debt

interest charges have been reduced from $40,614 in the first six months of last year to $25,285 in the first six months of this year.

The Company has recorded an income tax provision in the second quarter of 2002 in the amount of $325,000 and for the first six months of $590,000. In the second quarter of 2001 the Company recognized a previously unrecorded research and development investment tax credit of $200,000 which in turn is added to taxable income. As a result the income tax provision for the second quarter of 2001 was higher at $471,000 and the income tax provision for the six months ended May 31, 2001 was $641,000.

Net earnings for the second quarter were $402,631 or $0.03 per common share compared to $623,511 or $0.05 per share for the second quarter of last year. For the first six months net earnings were $740,452 or $.06 per common share ($0.05 diluted) compared to $847,254 or $0.07 per common share ($0.06 diluted) for the first six months of last year.

Cash flow from operations for the second quarter of 2002, after adjustment for changes in working capital items, was $650,915 and for the six months ended May 31, 2002 was $644,012. The year to date increase in accounts receivable of $418,171 and increase in inventory of $124,844 is in line with increased sales year to date and our preparation for materials deliveries in the busier third and fourth quarters. By comparison strong cash flow from a specific project in the first quarter of 2001 resulted in cash flow from operations of $1,310,744 for the six months ended May 31, 2001.

To date this year the Company has invested $763,273 in an expansion of its head office facility in Saskatoon to accommodate increased engineering and operations staff. The cost to complete the expansion is estimated at $400,000. Thus far this investment has been financed out of the revolving credit facility. A mortgage increase of approximately $800,000 has been approved and is expected to be drawn down in the third quarter.

The purchase of furniture for the building expansion, the upgrade of software for operations, and the investment in equipment for rentals were the main reasons additions to capital equipment increased to $501,269 for the first six months of 2002 compared to $249,456 for the first six months of 2001. Capital expenditures for the balance of the year will also be higher than the previous year as the building expansion is completed and it is expected that a further $200,000 will be invested in rental equipment this year.

To date this year the Company has drawn $511,835 on its bank line of credit to help finance the increased capital expenditures. A total of $206,166 in new funding has been raised as a result of the exercise of 312,467 employee stock options. In addition, the Company will potentially issue another 480,000 shares for cash proceeds of $300,000 on the exercise of employee stock options that expire this year.

IRD's balance sheet remained strong at the end of the quarter. Compared to last year end working capital remained at $9 million. Long-term debt and deferred revenue decreased by $237,816 in the year to date and shareholders' equity increased by $970,836 during the same period. The Company has re-purchased for cancellation 5,900 shares through the first six months of fiscal 2002 at a cost of $6,473 under its approved issuer bid.

International Road Dynamics Inc.

Management's Discussion and Analysis of Operating Results

For the Second Quarter, 2002

Sales for the quarter were $7.55 million, compared to $7.41 million in last year's second quarter. For the first six months of fiscal 2002 sales were $13.85 million compared to sales in the first six months of 2001 of $12.84 million. Gross margins continued to improve in the second quarter, rising to 37.7% of sales compared to 37.4% in the first quarter of this year and 35.7% in the second quarter of last year. Gross margins for the six months ended May 31, 2001 were 37.5% compared to 35.3% for the first six months of 2001.

The increase in gross margins this fiscal year is due to an increase in sales of higher-margin products and software engineering services, and a lower level of OEM products and subcontracted services that are integrated in to IRD's systems and passed on to customers at lower margin. IRD manufactured products and IRD engineering services and software sales combined represented 62% of total revenues to date in 2002 compared to 52% of revenues for the first six months of 2001. OEM products and subcontracted services accounted for 13% of total revenues to date in 2002 compared to 28% of revenues for the first six months of 2002. Service revenues have increased in 2002 as a result of new contracts in Oklahoma and California and this has also contributed to the overall increase in gross margins.

IRD is also gaining increased gross margins by improving operational efficiencies, however the mix of sales between proprietary products and services and subcontracted work has a significant impact on overall sales margins. The outlook for the balance of the year indicates that a larger amount of subcontracted construction services will be integrated into IRD projects in the third and fourth quarters and this will result in higher revenues with lower overall gross margins for those quarters.

Following is breakdown of IRD's sales by geographic segment:

	Three Months ended May 31		Six Months Ended May 31	
	2002	2001	2002	2001
Canada	670,839	227,114	818,684	479,221
United States	5,940,822	6,977,462	11,144,782	11,666,894
Offshore	939,819	204,748	1,887,121	697,497
	7,551,480	7,409,324	13,850,587	12,843,612

Administrative and marketing expenses were $1,680,849 in the second quarter of 2002 compared to $1,349,491 in the second quarter of 2001. For the six months ended May 31, 2002 administrative and marketing expenses were $3,106,134 compared to $2,463,065 for the first six months of 2001. The increase in these overhead expenses is the result of increased staff, salaries and travel expenses associated with expansion of the Company's marketing efforts, both domestically and abroad. This year the Company established a liaison office with two employees in Delhi, India, a sales and rental

operation in Lansing, Michigan, and introduced a new driver management system product to the market.

The company has also experienced an increase in insurance costs this year as a result of both an increase in sales and operations and an overall increase in market rates of insurance.

Research and development expenditures increased 11.0% in the second quarter to $255,316 from $230,038 in the second quarter of 2001 . For the first six months of the year research and development expenditures of $426,087 is a 8.3% decrease from the same period of 2001. The decrease to date this year is the result of a $120,000 increase in the provision for recoverable investment tax credits.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $907,173 in the quarter and $1,668,340 in the first six months of the year compared to $1,065 ,822 and $1,600,072 in the comparable quarter and six-month periods last year.

Amortization charges grew in the second quarter to $158,800 from $127,740 in the second quarter of last year and to $304,696 for the first six months compared to $255,480 for the first six months of last year. This is the result of additions that have been made in the past year to the fleet of service vehicles, computer equipment, and furniture added in the building expansion.

Interest charges incurred by the Company on its credit facility are about the same this year as last year. Lower market rates were offset by higher use of the facility in 2002. In the first half of this year the Company has used its credit facility to finance construction of the building expansion. A mortgage increase of approximately $800,000 will be drawn down in the third quarter of this year. As the Company continues to pay down long-term debt interest charges have been reduced from $40,614 in the first six months of last year to $25,285 in the first six months of this year.

The Company has recorded an income tax provision in the second quarter of 2002 in the amount of $325,000 and for the first six months of $590,000. In the second quarter of 2001 the Company recognized a previously unrecorded research and development investment tax credit of $200,000 which in turn is added to taxable income. As a result the income tax provision for the second quarter of 2001 was higher at $471,000 and the income tax provision for the six months ended May 31, 2001 was $641,000.

Net earnings for the second quarter were $402,631 or $0.03 per common share compared to $623,511 or $0.05 per share for the second quarter of last year. For the first six months net earnings were $740,452 or $.06 per common share ($0.05 diluted) compared to $847,254 or $0.07 per common share ($0.06 diluted) for the first six months of last year.

Cash flow from operations for the second quarter of 2002, after adjustment for changes in working capital items, was $650,915 and for the six months ended May 31, 2002 was $644,012. The year to date increase in accounts receivable of $418,171 and increase in inventory of $124,844 is in line with increased sales year to date and our preparation for materials deliveries in the busier third and fourth quarters. By comparison strong cash

flow from a specific project in the first quarter of 2001 resulted in cash flow from operations of $1,310,744 for the six months ended May 31, 2001.

To date this year the Company has invested $763,273 in an expansion of its head office facility in Saskatoon to accommodate increased engineering and operations staff. The cost to complete the expansion is estimated at $400,000. Thus far this investment has been financed out of the revolving credit facility. A mortgage increase of approximately $800,000 has been approved and is expected to be drawn down in the third quarter.

The purchase of furniture for the building expansion, the upgrade of software for operations, and the investment in equipment for rentals were the main reasons additions to capital equipment increased to $501,269 for the first six months of 2002 compared to $249,456 for the first six months of 2001. Capital expenditures for the balance of the year will also be higher than the previous year as the building expansion is completed and it is expected that a further $200,000 will be invested in rental equipment this year.

To date this year the Company has drawn $511,835 on its bank line of credit to help finance the increased capital expenditures. A total of $206,166 in new funding has been raised as a result of the exercise of 312,467 employee stock options. In addition, the Company will potentially issue another 480,000 shares for cash proceeds of $300,000 on the exercise of employee stock options that expire this year.

IRD's balance sheet remained strong at the end of the quarter. Compared to last year end working capital remained at $9 million. Long-term debt and deferred revenue decreased by $237,816 in the year to date and shareholders' equity increased by $970,836 during the same period. The Company has re-purchased for cancellation 5,900 shares through the first six months of fiscal 2002 at a cost of $6,473 under its approved issuer bid.

Looking ahead, we are confident in the long-term growth potential of our marketplace and of IRD. Governments around the world are continuing to focus on their transportation and infrastructure systems as a key method of building or maintaining healthy economies. In addition, we are seeing additional opportunities for our products and services in the private sector.

On June 13, 2002 IRD announced a strategic alliance with Central Weighing, one of Europe's leading manufacturers of truck weighing systems. Under the agreement, the two Companies will promote a combined package of Weigh-in-Motion products and systems in European and Asian markets in which IRD does not already have a significant presence. The alliance is strategically important as Central Weighing systems have been certified in all of the markets the Companies will be jointly targeting. This initiative is an example of how we are building strong alliances with international companies that can extend IRD's product range and/or geographic presence.

We are also reviewing a number of new initiatives that we are confident will generate increased momentum for the Company:

We are actively pursuing border-crossing opportunities with American and Canadian Custom groups at the northern borders, as well as U.S./Mexico border projects in Texas, Arizona and New Mexico. Homeland Security and NAFTA have increased the priority of

these initiatives, and we are optimistic about our ability to be actively involved in several high profile border-crossing projects in the next two to four years.

In other areas related to Homeland Security, we continue to follow specific initiatives in the security of key infrastructure such as bridges and pipelines, as well as at ocean container terminals. We are developing a product focus team to penetrate these markets.

During the second quarter IRD participated in two major trade fairs in Brazil and in Thailand and uncovered a number of promising sales opportunities, particularly in South East Asia, for our toll and CVO products. Our recently-announced strategic alliance with Central Weighing will help us to capitalize on growth in this region.

July 15, 2002

Saskatchewan Securities Commission
800 - 1900 Broad Street
Regina, Saskatchewan
S4P 3V7

Dear Sir/Madam:

**Re: International Road Dynamics Inc. (the "Company")
Second Quarter Report for Period Ending May 31, 2002**

We confirm that the second quarter report of the Company was sent by first class mail on July 12, 2002, to all of the registered members of the Company.

Yours truly,

International Road Dynamics Inc.

Per: "Gordon S. Wyant"

Gordon S. Wyant
Secretary

cc: BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
U.S. Securities and Exchange Commission